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                                                              Exhibit 99(c)(3)


                      THE COLUMBIA GAS SYSTEM, INC.

                  RETIREMENT PLAN FOR OUTSIDE DIRECTORS

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                                ARTICLE I

                               DEFINITIONS


1.1 "Company" shall mean The Columbia Gas System, Inc., a Delaware corporation.

1.2    "Board" shall mean the Board of Directors of the Company.

1.3    "Effective Date" shall mean March 1, 1986.

1.4 "Eligible Director" shall mean any person who began service on the Board on or after the Effective Date but prior to April 26, 1996, and who is not otherwise entitled to receive retirement benefits under any pension plan sponsored by the Company.

1.5 "Eligible Service" shall mean all service on the Board, whether before or after the Effective Date and whether or not continuous, excluding all periods of authorized absence.

1.6 "Base Compensation" shall mean, for all Eligible Directors, the designated annual retainer for outside directors, established from time to time in accordance with the Company's By-laws as annual compensation for services rendered, exclusive of compensation for service as a member of any Committee designated by the Board or in connection with any meeting of the Board or special assignment, and exclusive of reimbursements for expenses incurred in the performance of service as a director; further, provided, in calculating Base Compensation it shall make no difference what, if any, compensation an individual Eligible Director is actually paid or whether an Eligible Director has elected to defer receipt of any or all of his annual retainer.

1.7 "Final Pay" shall mean Base Compensation, as defined in Section 1.6 above, attributable to the Eligible Director's final year of Eligible Service, regardless of the compensation, if any, actually paid to him during such year.

1.8 "Normal Retirement Date" shall mean the mandatory retirement date as established by the Board.


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1.9    "Plan" shall mean The Columbia Gas System, Inc. Retirement Plan for
       Outside Directors as amended and/or restated from time to time.

1.10 "Plan Administrator" shall mean the Secretary of The Columbia Gas System, Inc. or any successor in office.

1.11 "Total Permanent Disability" shall mean inability because of illness, injury or other physical or mental condition to satisfactorily perform the usual and customary responsibility of a director of the Board.


                                   ARTICLE II

                                  PARTICIPATION

2.1 AS OF EFFECTIVE DATE. Each Eligible Director serving on the Board as of the Effective Date shall commence participation in the Plan immediately and shall be credited with all of his Eligible Service prior to the Effective Date.

2.2 ENTRY OF ELIGIBLE DIRECTORS. After the Effective Date, each person who becomes an Eligible Director shall become a participant on the date of commencement of his term of Eligible Service.


                                   ARTICLE III

                                RETIREMENT BENEFIT

3.1 ELIGIBILITY REQUIREMENTS. Any Eligible Director with a minimum of five years of Eligible Service and who has served until his 65th birth date, but no later than his Normal Retirement Date, or separated from service due to Total Permanent Disability shall be eligible for the Retirement Benefit provided in this Article. If there is a disagreement regarding the extent of disability, the Plan Administrator may, in his sole discretion, require independent medical certification of disability.

3.2 RETIREMENT BENEFIT. The Retirement Benefit shall be an annual amount equal to the Eligible Director's Final Pay.

3.3 TIME OF PAYMENT OF RETIREMENT BENEFITS. Annual Retirement payments to an Eligible Director will be made at the time of the payment of the annual retainer to active members of the Board. Payment of Retirement Benefits shall commence with


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       the first payment date following an Eligible Director's separation from service due to retirement or disability.

3.4 DURATION AND FORM OF BENEFITS. An Eligible Director's Retirement Benefit shall normally be paid in the form of annual payments equal to the amount determined pursuant to Section 3.2, payable to the Eligible Director for his lifetime ending with the last payment due before the death of the Eligible Director.

       Subject to the approval of the Plan Administrator, the Eligible Director may elect a Joint and Survivor Benefit or a present value single payment, actuarially equivalent to the normal form. Assumptions used for alternate forms of payments will be determined at the discretion of the Plan Administrator.

3.5 SPOUSE'S BENEFITS. If an Eligible Director dies after attaining eligibility for a Retirement Benefit but before retirement, then his Retirement Benefit will be paid to his surviving spouse for her life.

3.6 SUSPENSION OF RETIREMENT BENEFIT PAYMENTS. In the event an Eligible Director commences receiving benefits hereunder, and is thereafter reelected as a director of the Board, payment of retirement benefits to such Director shall be suspended for the period of such continued service. His retirement benefits shall resume following his next separation from service.

3.7 REMOVAL FOR CAUSE. Notwithstanding anything herein to the contrary, no benefit shall be payable under any provision of this Plan to an otherwise Eligible Director, or beneficiaries of said Eligible Director, if the Eligible Director has been removed from the Board for cause. For purposes of this Plan, removal for cause shall include the commission of an illegal, fraudulent, dishonest, deceitful or similar act, or for breach of fiduciary duty.


                                  ARTICLE IV

                                ADMINISTRATION

4.1 ASSIGNMENT OR ALIENATION. Unless required by statute or court order, no Eligible Director shall assign or alienate any benefit provided under the Plan, and the Plan Administrator shall not recognize any such assignment or alienation.

4.2 ADDRESS FOR NOTIFICATION. Each Eligible Director shall file with the Plan Administrator from time to time, in writing, his post office address and any change of post office address. Any communication, statement, or notice addressed to an Eligible Director, or beneficiary, at his last post office address filed with the Plan


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       Administrator shall be binding on the Eligible Director for the purposes of this Plan.

4.3 FUNDING POLICY. Benefits under the Plan shall be funded out of the general operating assets of the Company. The Board may implement a device or instrument to secure the benefits under this Plan. However, no Eligible Director or beneficiary of a deceased Eligible Director of this Plan shall have any interest in any fund or in any specific asset or assets of the Company by reason of amounts payable to him hereunder.


                                    ARTICLE V

                            AMENDMENT AND TERMINATION

5.1. AMENDMENT. The Company shall have the right at any time and from time to time to amend this Plan in any manner it deems necessary or advisable. However, no amendment shall retroactively reduce benefits of any Eligible Director who, at the time of amendment, is entitled to a Retirement Benefit or who would have been entitled to such a benefit if he had separated from service on that date, unless such Eligible Director shall consent to the amendment in writing.

5.2 TERMINATION. The Company shall have the right, at any time, to suspend or terminate this Plan. Such termination shall not affect the right of any Eligible Director entitled to a Retirement Benefit as of the date of termination, or who would have been entitled to such a benefit if he separated from service on that date. Further, all Eligible Service credited to each participant to the effective date of termination shall thereupon become 100 percent nonforfeitable and shall entitle such Eligible Director to a Retirement Benefit calculated in accordance with Article III. All such benefits shall be paid in accordance with the terms of the plan then in effect.


                                   ARTICLE VI

                                CHANGE IN CONTROL

6.1 Upon the occurrence of a Change in Control (as defined below), or within 30 days thereafter, any Eligible Director regardless of years of Eligible Service may elect a lump sum payment under this Plan. This lump sum will be the present value of the annuity which would have been payable to him/her under the provisions of Section 3.2 based on the amount of his current Eligible Service or ten (10) years, whichever is greater. For this purpose, present value shall be determined by using a discount


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       factor equal to the Six Month U.S. Treasury Bill rate in effect on the date of the "Change in Control." "Change in Control" shall mean the occurrence of any of the following events:

          (a) the acquisition by any party or parties of the beneficial ownership of 25 percent or more of the voting shares of the Company;

          (b) the occurrence of a transaction requiring shareholders' approval for the acquisition of the Company through purchase of stock or assets, or by merger, or otherwise;

          (c) the election during a period of 24 months, or less, or 30 percent or more of the members of the Board of the Company, without the approval of a majority of the Board as constituted at the beginning of the period; or,

          (d) the occurrence of a transaction requiring the filing of a report or disclosure with the Securities and Exchange Commission in connection with the obtaining of an interest in the Company through a purchase of stock or assets, or by merger or otherwise.

6.2 Election of the lump sum payment described in Section 6.1 shall constitute full payment of all obligations of the Company under this Plan.


                                  ARTICLE VII

                                 MISCELLANEOUS

7.1 RIGHTS OF DIRECTORS. Neither the establishment or amendment of this Plan, nor the payment of any benefits hereunder, shall be construed as giving any director or any person whomsoever any legal or equitable right against the Company or the Plan Administrator together or individually, other than as expressly provided herein, or as giving any director any additional right to be retained on the Board except to the extent such right would obtain if this plan had never been established. Nothing contained in this Plan shall be construed as creating a contract for the director's services. Nothing contained in this Plan shall in any way affect any director's rights to participate in any other plan of the Company in which he may be entitled to participate.

7.2 GOVERNING LAW AND SEVERABILITY. This Plan for all purposes shall be construed in accordance with the internal laws of the State of Delaware to the extent not superseded by any federal law. Any controversy arising out of or connected with this Plan shall be adjudicated in the courts of the State of Delaware. In the event

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       any provision hereof shall be held illegal or invalid for any reason, the remaining provisions shall be construed and enforced as if such illegal or invalid provisions had never been contained herein.

7.3 NUMBER AND GENDER. Wherever appropriate, words used in the singular may include the plural, or the plural be read as the singular; and the masculine may include the feminine.

       This plan was adopted by the Board of Directors of The Columbia Gas System, Inc. at its meeting on February 19, 1986, and amended by the Board of Directors of The Columbia Gas System, Inc. at its meeting on April 26, 1996.


                                   THE COLUMBIA GAS SYSTEM, INC.


                                   By: /s/ [illegible]
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                                      Chairman, President and
                                      Chief Executive Officer


ATTEST:

 /s/ C. M. Afshar
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   Secretary


[CORPORATE SEAL]